                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 2)

                     SPIROS DEVELOPMENT CORPORATION II, INC.
            --------------------------------------------------------
                                (NAME OF ISSUER)


                CALLABLE COMMON STOCK, PAR VALUE $0.001 PER SHARE
            --------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   848 936 100
            --------------------------------------------------------
                                 (CUSIP NUMBER)


                                  CAM L. GARNER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           DURA PHARMACEUTICALS, INC.
                               7475 LUSK BOULEVARD
                           SAN DIEGO, CALIFORNIA 92121
                                 (858) 457-2553
            --------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                FEBRUARY 14, 2000
            --------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schdule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

CUSIP NO.  848 936 100                 13D                     Page 2 of 5 Pages

--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON


         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


         DURA PHARMACEUTICALS, INC.


         IRS Employer Identification No.:  95-3645543
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                         (a)   / /    (b)   / /
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS*


                  WC
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                  / /
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION


                  Delaware
--------------------------------------------------------------------------------
          NUMBER             7        SOLE VOTING POWER

            OF                        6,325,000(1)
                             ---------------------------------------------------
          SHARES             8        SHARED VOTING POWER

       BENEFICIALLY                   0
         OWNED BY            ---------------------------------------------------
                             9        SOLE DISPOSITIVE POWER
         REPORTING
                                      6,325,000(1)
          PERSON             ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
          WITH
                                      0
--------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  6,325,000(1)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                            / /
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                      100%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                           CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Represents the total number of shares of Callable Common Stock of Spiros Development Corporation II, Inc. ("SDCII Common Stock") currently outstanding. Such shares were originally traded as units, 156,250 of which are currently held by the Dura Pharmaceuticals, Inc. ("Dura") Deferred Compensation Plan. Each unit consisted of one share of SDCII Common Stock and one warrant (the "Dura Warrants") to purchase one-fourth of one share of Common Stock of Dura. On December 31, 1999, the SDCII Common Stock and the Dura Warrants began trading separately. Dura has the option to purchase all, but not less than all, of the SDCII Common Stock outstanding at the time of the exercise of such option. As a result, the above reported number of shares of SDCII Common Stock is subject to change, based upon the total number of SDCII Common Stock outstanding at the time of exercise, if such option is exercised.

         This Amendment No. 2 relates to the Callable Common Stock (the "SDCII Common Stock") of Spiros Development Corporation II, Inc., a Delaware Corporation, ("SDCII") and amends the statement on Schedule 13D initially filed by Dura Pharmaceuticals, Inc., a Delaware corporation, ("Dura") with the Securities and Exchange Commission (the "Commission") on January 2, 1998 and amended by Amendment No. 1 thereto filed with the Commission on March 29, 1999.

ITEM 4.     PURPOSE OF TRANSACTION

         On February 14, 2000, Dura made an offer to the board of directors of SDCII to acquire all of the outstanding SDCII Common Stock, at a price of $12.50 per share. Dura's proposed acquisition would be completed by means of a tender offer followed by a merger. No offer is being made to stockholders of SDCII at this time. The Dura Warrants will remain outstanding and will not be included in the offer. A copy of Dura's offer letter to the Board of Directors of SDCII is attached hereto as Exhibit 99.1 and the press release announcing such offer is attached hereto as Exhibit 99.2. Each of these exhibits is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

         99.1 Letter, dated February 14, 2000, from Dura to the board of directors of SDCII

         99.2     Dura Press Release, dated February 14, 2000.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2000                           DURA PHARMACEUTICALS, INC.
                                            By:  /s/ Mitchell R. Woodbury
                                                 -------------------------------
                                            Title: Senior Vice President





ATTENTION:        Intentional misstatements or omissions of fact constitute
                  Federal criminal violations (see 18 U.S.C. 1001).